UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NutraFuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Road L 6, Coconut Creek, FL 33037, Telephone: 888-509-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091B104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edgar Ward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,675,074
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,675,074
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,675,074
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 67091B104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common stock of Nutrafuels, Inc.

Item 2.  Identity and Background.

(a) Edgar Ward

(b) Mr. Ward's business address is 6601 Lyons Road L 6, Coconut Creek, FL 33037

(c) N/A

(d) Mr. Ward has not been convicted in a criminal proceeding.

(e) Mr. Warde has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ward is a citizen of the U.S.

Item 3.  Source or Amount of Funds or Other Consideration.

OO

Item 4.  Purpose of Transaction.

Mr. Ward sold 70,000 shares of the issuer at prices between $.2888 and $.291 between August 23, 2018 and August 27, 2018.

Item 5.  Interest in Securities of the Issuer.

As a result of Mr. Ward’s ownership of 23,675,074 common shares he holds 26.39% of Nutrafuels, Inc’s common shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 67091B104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edgar Ward        September 4, 2018